Exhibit 3(ii).1

Amendment to Bylaws

1.

Section 2.6 (“Voting”) of the Company’s amended and restated bylaws is amended to read as follows:

2.6

Voting

Each holder of common stock shall be entitled to one vote for each share of common stock that he holds of record. When a quorum is present at any meeting of stockholders, the affirmative vote of holders of a majority of the shares present in person or represented by proxy, entitled to vote on a matter and voting shall decide the matter, except as provided in section 3.2 of Article 3 or when a different vote is required by law or by the Corporation’s certificate of incorporation.

2.

Section 3.2 (“Number and Term of Office”) of the Company’s amended and restated bylaws is amended to read as follows:

3.2

Number and Term of Office

The number of directors constituting the board of directors shall be nine. The number of directors may be changed by a resolution of the board of directors or the stockholders, but if changed, no decrease in the number of directors shall affect the term of any incumbent. Directors shall be elected at the annual meeting of stockholders. Each director shall be elected by the vote of a majority of the votes cast in respect of the director’s election, with the exception that if the number of nominees for election exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares present in person or represented by proxy and entitled to vote on the election of directors. For purposes of this section 3.2, a “majority of the votes cast” means that the number of shares voted “for” the director’s election exceeds the number of shares voted “against” the director’s election. If an incumbent director is not re-elected, the director shall tender his resignation to the Board of Directors. The Nominating and Governance Committee shall make a recommendation to the Board whether to accept or reject the director’s resignation or whether other action should be taken. The Board shall act on the Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of certification of the election results. The director who tendered his resignation shall not participate in Committee’s deliberations (if he is a member of the Committee) or in the Board’s decision. Each director shall hold office until his successor is elected or until his earlier death, resignation or removal. Despite the expiration of a director’s term, the director shall continue to serve in office until the next meeting of stockholders at which directors are elected. Directors need not be stockholders of the Corporation.